# SEC Schedule 13G/A (Amendment No. 19) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Baidu, Inc., CIK 0001329099
CUSIP: G07034104
Title of class of securities: Class A ordinary shares, Class B ordinary shares
Address of issuer's principal executive offices: Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing, China (F4), 100085
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001353270

## Reporting persons
- Robin Yanhong Li: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 521,447,432; shared voting power 0; sole dispositive power 455,401,336; shared dispositive power 0; aggregate amount beneficially owned 521,447,432 (19.2% of the class); the aggregate amount excludes certain shares
  Comment: 1. The 521,447,432 ordinay shares beneficially owned with sole voting power include (i) 3,013,200 Class A ordinary shares directly held by Mr. Li on record, (ii) 3,530,768 Class A ordinary shares in the form of ADSs held by Mr. Li in the brokerage account of the administrator of the Issuer's employee stock option program, (iii) 439,200,000 Class B ordinary shares held on record by Handsome Reward Limited, a British Virgin Islands company wholly owned by Mr. Li, (iv) 7,399,504 Class A ordinary shares in the form of ADSs held by Handsome Reward Limited in the brokerage account of the administrator of the Issuer's employee stock option program, (v) 1,404,960 Class A ordinary shares issuable to Handsome Reward Limited upon exercise of options within 60 days after June 30, 2025, (vi) 852,904 Class A ordinary shares issuable to Handsome Reward Limited upon vesting of restricted shares within 60 days after June 30, 2025, and (vii) 66,046,096 Class A ordinary shares in the form of ADSs held by certain employees who have granted Mr. Li irrevocable voting proxies with respect to these shares on their behalf. However, Mr. Li does not have any economic interest with respect to the 66,046,096 Class A ordinary shares in the form of ADSs held by certain employees that are subject to irrevocable voting proxies.
  
  2. The voting power of the ordinary shares beneficially owned represent 60.2% of the total outstanding voting power of the Issuer. The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the Issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of June 30, 2025 (taking into account the number of shares that the reporting person had the right to acquire based on the options and restricted shares that shall have become vested within 60 days after June 30, 2025). Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share on all matters submitted to the shareholders for a vote.
  
  3. As of June 30, 2025, Melissa Ma, Robin Yanhong Li's wife, was the record holder of 3,732,240 Class A ordinary shares and 85,040,000 Class B ordinary shares, and also owned 46,719 ADSs in the brokerage account of the administrator of the Issuer's employee stock option program. Robin Yanhong Li may be deemed to share beneficial ownership of the shares owned by Melissa Ma. Mr. Li expressly disclaims such beneficial ownership of the shares beneficially owned by Ms. Ma.
- Handsome Reward Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 448,857,368; shared voting power 0; sole dispositive power 448,857,368; shared dispositive power 0; aggregate amount beneficially owned 448,857,368 (16.6% of the class)
  Comment: 1. The 448,857,368 ordinay shares beneficially owned with sole voting power include (i) 439,200,000 Class B ordinary shares held on record by Handsome Reward Limited, (ii) 7,399,504 Class A ordinary shares in the form of ADSs held by Handsome Reward Limited in the brokerage account of the administrator of the Issuer's employee stock option program, (iii) 1,404,960 Class A ordinary shares issuable upon exercise of options within 60 days after June 30, 2025, and (iv) 852,904 Class A ordinary shares issuable upon vesting of restricted shares within 60 days after June 30, 2025.
  
  2. The voting power of the ordinary shares beneficially owned represent 59.3% of the total outstanding voting power of the Issuer. The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the Issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of June 30, 2025 (taking into account the number of shares that the reporting person had the right to acquire based on the options and restricted shares that shall have become vested within 60 days after June 30, 2025). Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share on all matters submitted to the shareholders for a vote.

## Item 1. Issuer
Name of issuer: Baidu, Inc.
Address of issuer's principal executive offices: Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, The People's Republic of China

## Item 2. Person Filing
Name of person filing:
Robin Yanhong Li
Handsome Reward Limited
Address of principal business office or, if none, residence:
Robin Yanhong Li
Baidu Campus
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People's Republic of China

Handsome Reward Limited
c/o Robin Yanhong Li
Baidu Campus
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People's Repurblic of China
Citizenship:
Robin Yanhong Li - The People's Republic of China
Handsom Reward Limited - British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Robin Yanhong Li - 521,447,432
Handsom Reward Limited - 448,857,368
Percent of class:
Robin Yanhong Li - 19.2%
Handsom Reward Limited - 16.6
Sole power to vote or to direct the vote:
Robin Yanhong Li - 521,447,432
Handsom Reward Limited - 448,857,368
Shared power to vote or to direct the vote:
Robin Yanhong Li - 0
Handsom Reward Limited - 0
Sole power to dispose or to direct the disposition:
Robin Yanhong Li - 455,401,336
Handsom Reward Limited - 448,857,368
Shared power to dispose or to direct the disposition:
Robin Yanhong Li - 0
Handsom Reward Limited - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Robin Yanhong Li: /s/ Robin Yanhong Li, Robin Yanhong Li (08/14/2025)
- Handsome Reward Limited: /s/ Robin Yanhong Li, Director (08/14/2025)